SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                            ADUROMED INDUSTRIES, INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00739T 10 4
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Sean S. Macpherson, Esq.
                             Macpherson Counsel LLP
                              168 Sunset Hill Road
                           Redding, Connecticut 06896
                                 (203) 938-4778
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 15, 2008
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Damien R. Tanaka
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_| (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    13,945,166
   SHARES      -----------------------------------------------------------------

               8    SHARED VOTING POWER
 BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    13,945,166
   PERSON      -----------------------------------------------------------------

               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,945,166
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |X|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.74%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
                                  ------------
                          Filed Pursuant to Rule 13d-1

This Amendment No. 1 amends the Schedule 13D filed by Damien R. Tanaka (the "Reporting Person") on January 23, 2006 (the "Schedule 13D"), with respect to shares of Common Stock, $.0001 par value ("Common Stock"), of Aduromed Industries, Inc. (formerly known as General Devices, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended as follows:

ITEM 5. Interests in Securities of the Issuer.

      (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 13,945,166 shares of Common Stock of the Issuer, representing approximately 31.74% of the class.

      (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above. The Reporting Person denies beneficial ownership and denies any rights to vote or dispose of 179,500 shares of Common Stock of the Issuer, which are in addition to Reporting Person's beneficial ownership of 13,945,166 owned by siblings of the Reporting Person.

      (c) The Reporting Person transferred 625,000 shares of Common Stock to an individual by gift effective May 15, 2008. There was no monetary consideration associated with this transfer. The closing market price of the Common Stock was $0.06 on May 15, 2008.

                                    SIGNATURE

      After reasonable inquiry, and to the best of the Reporting Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  May 21, 2008

                                        /s/ Damien R. Tanaka
                                        ----------------------------------------
                                        Damien R. Tanaka


                     Attention: Intentional misstatements or
                      omissions of fact constitute Federal
                  criminal violations (See 18 U.S.C. ss. 1001).